Exhibit 99.17

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company” or “LAC”) will be held on Monday, March 27, 2017 at 10:00 a.m. (Vancouver time), at 1100 – 355 Burrard Street, Vancouver, British Columbia for the following purposes:

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to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution, the full text of which is described under the heading “Particulars of Matters to be Acted Upon” of the Company’s management information circular (the “Circular”), authorizing the Company to issue 50,000,000 common shares of LAC (the “Common Shares”) at a price of C$0.85 per Common Share on a private placement basis pursuant to the terms of an investment agreement with BCP Innovation Pte Ltd.; and

2.	to transact such other business as may properly be put before the Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

The Board of Directors has fixed Friday, February 17, 2017 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the form of proxy and in the Circular. If a shareholder does not deliver a proxy to Computershare by 10:00 a.m. (Vancouver time) on Thursday, March 23, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein.

The Circular will be available on SEDAR at www.sedar.com.

If you have any questions with regard to the procedures for voting documentation, please contact our proxy solicitation agent, Laurel Hill Advisory Group by telephone at 1-877-452-7184 toll-free in North America,416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, the 17th day of February, 2017.

ON BEHALF OF THE BOARD

“Thomas Hodgson”

Thomas Hodgson

Chief Executive Officer and Director

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